UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ________)*
InfuSystem Holdings, Inc.
(Name of Issuer)
Common Stock,
par value $0.0001 per share
(Title of Class of Securities)
45685K102 (CUSIP Number)
Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06840
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
February 11, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685K102	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,340,276
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,340,276

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN
.

CUSIP No. 45685K102	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,028
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,340,276

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 45685K102	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,354,304
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,354,304

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 45685K102	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 97,668
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 97,668

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 45685K102	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 97,668
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 97,668

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 45685K102	13D	Page 7 of 8 Pages

Item 1.  Security and Issuer.
This Schedule 13D relates to Common Stock (the "Shares") of InfuSystem Holdings, Inc. ("INFU" or the "Company") with its principal executive offices located at 31700 Research Park Drive Madison Heights, Michigan 48071.
Item 2.  Identity and Background.
This statement is filed on behalf of Meridian OHC Partners, LP, Meridian TSV II, LP, TSV Investment Partners, LLC, BlueLine Capital Partners II, LP, and BlueLine Partners, LLC (collectively, the "Reporting Entities").  TSV Investment Partners, LLC  is the sole general partner of Meridian OHC Partners, LP and Meridian TSV II, LP and BlueLine Partners, LLC is the sole general partner of BlueLine Capital Partners II, LP.  Scott Shuda is Managing Director of TSV Investment Partners, LLC and BlueLine Partners, LLC.  Mr. Shuda disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act").  The address of TSV Investment Partners, LLC is 425 Weed Street New Canaan, CT 06840and the address of BlueLine Partners, LLC is 3480 Buskirk Avenue Suite 214, Pleasant Hill, CA 94523.  During the last five years, none of the Reporting Entities has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body.  Each of the Reporting Entities is a Delaware limited partnership or Delaware limited liability company.  Mr. Shuda is a U.S. citizen.
 Item 3.  Source or Amount of Funds or Other Consideration.
All of the funds used in making the purchase of the Shares described in Item 5 of this Schedule 13D came from the working capital of the Reporting Entities.
Item 4.  Purpose of Transaction.
The Reporting Entities have purchased the Shares for investment purposes.  The Reporting Entities have changed their filing status from that described by Schedule 13G to that described by Schedule 13D to reflect the fact that Mr. Shuda communicated to the Company on February 11, 2016 his interest in serving on the Board of Directors of the Company.  The Reporting Entities believe that the service of Mr. Shuda would benefit the Company and its shareholders, particularly in the area of examining and providing insights into the return on investment (ROI) of the Company's expenditures in areas such as operations infrastructure, pump inventory and IT systems. The Reporting Entities believe such insights would prove helpful in the context of future decisions concerning the best allocation of INFU's strong operating cash flows.
Item 5.  Interest in Securities of the Issuer.
As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 2,451,972 shares of Common Stock (the "Shares").  The Shares represent approximately 10.9% of the shares of Common Stock outstanding based on 22,514,484 shares of the Company's Common Stock outstanding at November 5, 2015 as reported in the Company's Form 10-Q for the Company's fiscal quarter ended September 30, 2015 as filed with the Securities and Exchange Commission on November 12, 2015.
The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.
As of the date of this Schedule 13D, Meridian OHC Partners, LP and TSV Investment Partners, LLC collectively have shared voting power with respect to 2,340,276 Shares; Meridian TSV II, LP TSV and Investment Partners, LLC collectively have shared voting power with respect to 14,028 Shares; and BlueLine Capital Partners II, LP and BlueLine Partners, LLC collectively have shared voting power with respect to 97,688 Shares.
The Reporting Entities have not effected any transactions involving the Shares during the past sixty days.  This Schedule 13D succeeds prior statements on Schedule G filed by the Reporting Entities.  To the knowledge of the Reporting Entities, none of the executive officers or directors of TSV I or BLGP I has engaged in any transaction in any shares of the Issuer's Common Stock during the sixty days immediately preceding the date hereof.
No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Schedule 13D.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.
Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 45685K102	13D	Page 8 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By:     /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By:     /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By:     /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By:     /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By:     /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

EXHIBIT A
Joint Filing Agreement
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.
Date:  February 12, 2016
Meridian OHC Partners, L.P.

By:  TSV Investment Partners, LLC
Its:  General Partner

By:     /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, LLC
Its:  General Partner

By:     /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, LLC

By:     /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, LLC
Its:  General Partner

By:     /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, LLC

By:     /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director